

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 August 2003



03029199

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA


RECEIVED
AUG 1 1 2003
188

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
5 August 2003 - ASX Announcement and Media Release – Gulf Coast USA
5 August 2003 - ASX Announcement and Media Release – General Meeting Resolutions
5 August 2003 – First Australian Resources Limited - Prospetus

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 August 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

GENERAL MEETING - RESOLUTIONS

Please be advised that the sole resolution put to shareholders at the General Meeting of First Australian Resources Limited this morning was passed without amendment.

The resolution was passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Law, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	At discretion of proxy
1	7,651,030	6,659,524	894,689	21,990	74,827

FIRST AUSTRALIAN RESOURCES LIMITED
ALBERT EDWARD BRINDAL
Company Secretary

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 August 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST OF USA – TERRY EWING NO 2 WELL

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

A Guichard Drilling Company (Lafayette) Land Rig has arrived on location to drill the Terry Ewing No 2 well. The well is expected to spud today and will take approximately 25 days to reach planned total depth of approximately 10,000 feet. The well will be operated by Hilcorp Energy Company, of Houston, Texas. An existing sales line and associated production equipment lies within 200 feet and will enable early production should the well be successful.

Provided the Terry Ewing No 2 well is placed into production from the Hosston formation, the existing No 1 wellbore will be reentered to complete the normally pressured James Lime formation from 6,930 to 6,946 feet which currently sits behind pipe.

A new proposal has also been put to the participants to participate in a farmout of a deep (15,500 foot) Cotton Valley test on the leases. Encouragement for this proposal is based on Anadarko drilling and completion activity to the North (Vernon Field) where over 50 wells have been drilled in the "Lower" Cotton Valley. FAR is currently considering the proposal which, if successful, would see an industry partner pick up the likely US$3 million well cost.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. Logs and reservoir tests indicate these sands to be very permeable.

During the completion phase of the Terry Ewing No 1 well, the Hosston sands were damaged beyond repair such that a replacement well is needed to recover the estimated 8 billion cubic feet of gas remaining. The Operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible with a replacement well.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

FIRST AUSTRALIAN RESOURCES LIMITED

ABN 41 009 117 293
ASX CODE FAR

PROSPECTUS

5 August 2003

For an offer of up to 59,470,510 31 July 2005 options to holders of fully paid ordinary shares on the Record Date for no consideration and to holders of 31 July 2003 options on the Record Date for an issue price of $0.003 per option.

THIS OFFER CLOSES AT 5.00PM WST ON 10 SEPTEMBER 2003.
ACCEPTANCES AND PAYMENT MUST BE RECEIVED BEFORE THAT TIME.

OPTIONS OFFERED BY THIS PROSPECTUS ARE OF A SPECULATIVE NATURE

THIS IS AN IMPORTANT DOCUMENT AND SHOULD BE READ IN ITS ENTIRETY. IF YOU ARE IN DOUBT ABOUT WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

This Prospectus will also be issued as an electronic prospectus

CORPORATE DIRECTORY

Directors

Michael John Evans (Chairman)
B. Bus (WAIT) A.I.T. (WA)
A.C.A. A.C.I.S.
181 Hamersley Road
Subiaco WA 6008

Warwick Robert Grigor
B. Ec., LLB. MAusIMM (ANU) FAICD
107A The Grand Parade
Sutherland NSW 2232

Charles Lee Cavness
Attorney at Law
2273, South Fillmore
Denver, Colorado 80210
United States of America

Financial Advisors

Far East Capital Limited *
Level 2, 27 Macquarie Place
Sydney NSW 2000

Company Secretary

Albert Edward Brindal
M.B.A. B.Com. FCPA
Suite 8A, 41 Walters Drive
Osborne Park WA 6017

Stock Exchange Listings

The Australian Stock Exchange Limited *
ASX Code: FAR

Principal and Registered Office

Level 1
87 Colin Street
West Perth WA 6005

Telephone (61-8) 9322 3939
Facsimile (61-8) 9322 5116
Internet web site: www.farnl.com.au
Email: admin@farnl.com.au

United States Office

Suite 2125 South, 600 17th Street
Denver, Colorado 80202

Telephone: (303) 436 1800
Facsimile: (303) 436 1101

Share Registry

Advanced Share Registry Services
Level 7
200 Adelaide Terrace
Perth WA 6000

Telephone (61-8) 9221-7288
Facsimile (61-8) 9221-7869

*These entities have not been involved in the preparation of any part of this Prospectus and have not consented to be named in this Prospectus. Their names are included for information purposes only.

IMPORTANT INFORMATION

This Prospectus is dated 5 August 2003 and was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No securities will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

This document is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding to participate in the Offer. If after reading this Prospectus you have any questions about the Offer, you should contact your stockbroker, solicitor, accountant or professional adviser.

A copy of this Prospectus is available for inspection at the registered office of the Company at Level 1, 87 Colin Street, West Perth, Western Australia, during normal business hours. The Company will provide a copy of this Prospectus to any person on request. The Company will also provide copies of other documents on request (see Section 5.5).

The Company will apply to ASX within 7 days of the date of this Prospectus for Official Quotation by ASX of the New Options offered by this Prospectus.

The New Options offered by this Prospectus should be considered speculative. Please refer to Section 3 for details relating to investment risks.

Applications for New Options can only be submitted on the Entitlement and Acceptance Form attached to and forming part of this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

No action has been taken to permit the offer of Securities under this Prospectus in any jurisdiction other than Australia and New Zealand.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of securities in any jurisdiction where, or to any person to whom it would be unlawful to issue this Prospectus.

Please refer to the Glossary in Section 6 for terms and abbreviations used in parts of this Prospectus.

TABLE OF CONTENTS

PROPOSED TIMETABLE

• Announcement of Offer to ASX	24 June 2003
• Record Date to determine entitlement to participate in the Offer	31 July 2003
• Lodgement of Prospectus with ASIC and ASX	5 August 2003
• Shareholder Approval	5 August 2003
• Despatch of Prospectus and Entitlement and Acceptance Forms	8 August 2003
• Allotment date and despatch of Holding Statements to Existing Shareholders	8 August 2003
• Date of quotation by ASX of New Options granted to Existing Shareholders	8 August 2003
• Closing Date for acceptance of Applications for New Options	10 Sept 2003
• Date of quotation by ASX of New Options granted to Existing Optionholders	11 Sept 2003
• Allotment date and despatch of Holding Statements to Existing Optionholders	17 Sept 2003

* Subject to the requirements of Part 6D of the Corporations Act and the ASX Listing Rules, the Directors reserve the right at any time to change the timetable as set out in this Prospectus.

1. DETAILS OF THE OFFER

1.1 The Bonus Issue and the Offer

This prospectus provides disclosure under the Corporations Act in relation to two separate transactions.

Firstly, the Company will, pursuant to this prospectus, issue each of its existing Shareholders with a registered address in Australia or New Zealand one New Option for every ten fully paid ordinary shares held by the existing Shareholder on the Record Date. This issue of New Options to Shareholders is for no consideration. This issue is referred to in this Prospectus as the Bonus Issue. Shareholders eligible to participate in the Bonus Issue do **not** need to sign or return an Entitlement or Acceptance Form.

Secondly, the Company will also, pursuant to this prospectus, offer to each of its Existing Optionholders one New Option for every 31 July 2003 Option held by the Existing Optionholder on the Record Date. The offer of New Options to Existing Optionholders is for consideration of $0.003 per New Option payable by the Existing Optionholder. This offer to Existing Optionholders is referred to in this Prospectus as "the Offer".

The Issue of New Options in accordance with the Offer was approved by Shareholders in a general meeting held on 5 August 2003 in accordance with the Listing Rule 7.1.

The Record Date for the purpose of the Bonus Issue and the Offer is 5.00pm WST on 31 July 2003 and the Closing Date for Existing Optionholders to lodge Entitlement and Acceptance Forms is 10 September 2003. Each New Option issued pursuant to this Prospectus will entitle the Optionholder to subscribe for one (1) Share. The New Options are exercisable at a price of 7 cents each on or before 31 July 2005.

The New Options being offered under this Prospectus are the same class of Options as the 31 July 2005 Options presently quoted on the ASX, the terms of which are set out in Section 5 of this Prospectus.

There is no minimum subscription amount in relation to the Offer and the Directors will not accept any over subscriptions. The Offer is non-renounceable and is not underwritten. The Directors reserve the right to place any shortfall arising from the Offer.

1.2 Purpose of the Offer

If the Offer is fully subscribed the Company will issue approximately 43,627,224 New Options pursuant to this Prospectus to raise approximately $130,000 before costs of the Offer.

The Bonus Issue will not raise any money. It is expected up to 15,843,286 New Options will be issued under this Prospectus in respect of the Bonus Issue.

The funds raised pursuant to the Offer will be used for working capital purposes and will result in an increase in cash on hand of approximately $100,000 (after the payment of costs associated with the Offer and assuming the Offer is fully subscribed).

Funds raised from the exercise of the New Options, if any, will be applied in the Company's activities as determined by the Board having regard to the Company's priorities as and when funds become available.

If the Offer is not fully subscribed, the Company intends to proceed with the allotment of those New Options for which applications are received.

If the Offer is not fully subscribed, the amount raised by the Offer would be applied first against expenses of the issue and thereafter toward working capital in that order.

No present or proposed activities of the Company will be in any way affected if the Offer is not fully subscribed. The amount sought to be raised by the Offer is not material to the Company's overall operations and activities and the Company will not be hindered from pursuing its activities if the Offer is not fully subscribed.

1.3 Opening and Closing Dates

The Company will accept Acceptance Forms up until 5.00pm WST on 10 September 2003 or such other date as the Directors in their absolute discretion shall determine, subject to the requirements of the Listing Rules. ("**Closing Date**").

1.4 Acceptance Form

Acceptance of a completed Entitlement and Acceptance Form by the Company creates a legally binding contract between the Applicant and the Company to subscribe for, pay for and take the number of New Options accepted by the Company. The Entitlement and Acceptance Form does not need to be signed to be a binding acceptance of the New Options.

1.5 If the Entitlement and Acceptance Form is not completed correctly it may still be treated as valid. The Directors' decision as to whether to treat the acceptance as valid and how to construe, amend or complete the Entitlement and Acceptance Form is final.

1.6 Allotment

The Company expects to issue the New Options to Existing Shareholders under the Bonus Issue on the 8 August 2003 and to Existing Optionholders on 17 September 2003, but no later than 15 Business Days after the Closing Date.

1.7 Application Monies held on trust

All Application Monies received for the New Options will be held in trust in a bank account maintained solely for the purpose of depositing Application Monies received pursuant to this Prospectus until the New Options are allotted. All Application Monies will be returned (without interest) if the New Options are not allotted.

1.8 ASX quotation

Application will be made to ASX no later than 7 days after the date of this Prospectus for the official quotation of the New Options offered by this Prospectus. If permission is not granted by ASX for the official quotation of the New Options offered by this Prospectus within 3 months after the date of this Prospectus the Company will repay, as soon as practicable, without interest, all Application Monies received pursuant to this Prospectus.

1.9 CHESS

The Company participates in the Clearing House Electronic Subregister System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 ("**ASTC**"), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and Securities Clearing House Business Rules.

Under CHESS, persons issued New Options will not receive a certificate but will receive a statement of their holding of Options.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of New Options issued under this Prospectus, provide details of your holder identification number, the participant identification number of the sponsor and the terms and conditions applicable to the New Options, including a notice to exercise the Options.

If you are registered on the Issuer Sponsored subregister, your statement will be dispatched by Advanced Share Registries and will contain the number of New Options issued to you under this Prospectus and your security holder reference number.

A CHESS statement or Issuer Sponsored statement will routinely be sent to Shareholders and Optionholders at the end of any calendar month during which the balance of their holdings changes. Holders may request a statement at any other time, however, a charge may be made for additional statements.

1.10 Overseas Shareholders

No offer of New Options will be made under this Prospectus to investors and no New Options will be issued under the Bonus Issue to existing Optionholders or Shareholders with registered addresses outside Australia and New Zealand. The Directors reserve the right to offer portion of the New Options being offered under this Prospectus and to issue new Options under the Bonus Issue to

Optionholders and Existing Shareholders (as the case may be) with registered addresses outside Australia and New Zealand where the Directors are satisfied that it is lawful to do so.

This Prospectus and accompanying Acceptance Form do not, and are not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

1.11 Underwriting

The Offer is not underwritten.

1.12 Risk Factors

An investment in the New Options should be regarded as speculative. In addition to the general risks applicable to all investments in listed securities, there are specific risks associated with an investment in the Company which are set out in Section 3.

1.13 Taxation implications

The Directors do not consider that it is appropriate to give Shareholders and Optionholders advice regarding the taxation consequences of subscribing for New Options under this Prospectus. The Company, its advisers and its officers do not accept any responsibility or liability for any taxation consequences to Shareholders or Optionholders. As a result, Shareholders and Optionholders should consult their professional tax adviser in connection with subscribing for New Options under this Prospectus.

1.14 *Major activities and financial information*

A summary of the major activities and financial information relating to the Company for the financial year ended 31 December 2002 is contained in the Financial Report lodged with ASIC on 27 March 2003 and the Annual Report which was mailed to Shareholders on 15 April 2003.

1.15 Enquiries concerning Prospectus

Enquiries relating to this Prospectus should be directed to the Company Secretary by telephone on (08) 9322 3939 or facsimile on (08) 9322 5116.

2. ACTION REQUIRED BY APPLICANTS

2.1 Acceptance of New Options under this Prospectus

Shareholders who are entitled to participate in the Bonus Issue do not need to do anything. The New Options to which they are entitled under the Bonus Issue will be issued automatically.

Applications by eligible existing Optionholders for New Options under this Offer made under this prospectus must be made on the Entitlement and Acceptance Form which accompanies this Prospectus, in accordance with the instructions referred to in this Prospectus and on the Entitlement and Acceptance Form. Please read the instructions carefully.

Please complete the Entitlement and Acceptance Form by filling in the details in the spaces provided and attach a cheque for the amount indicated on the Entitlement and Acceptance Form. Payment may also be made by Bank/telex transfer to our bank account as per details provided below. All fractional payment amounts will be rounded down to the nearest cent.

Completed Entitlement and Acceptance Forms must be accompanied by a cheque in Australian dollars, crossed '**Not Negotiable"** and made payable to **"First Australian Resources Limited Share Issue Trust Account"** and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

By delivery: First Australian Resources Ltd
Level 1,
87 Colin Street
WEST PERTH WA 6005

By post: First Australian Resources Ltd
PO Box 703
WEST PERTH WA 6872

Banking Details for Direct Payments or TT:

Bank: Challenge Bank
109 St. Georges Terrace
Perth WA 6000

BSB: 036-000

A/C No: 33-1955

A/C Name: First Australian Resources Limited Share Issue Trust Account

Facsimile Number: 08-9322-5116

3. RISK FACTORS

Potential investors in the Company should be aware that subscribing for securities involves a number of risks. The risk factors outlined in this Section and elsewhere in this Prospectus should be carefully considered by investors when evaluating an investment in the Company. In addition, investors should appreciate that the value of shares and options on ASX may rise or fall depending on a range of factors beyond the control of the Company. This is especially the case with companies undertaking oil and gas exploration and production activities.

Any of the factors set out in this Section or any other factors identified in this Prospectus may materially affect the financial performance of the Company and the market price of the Shares and Options. To that extent the Shares and Options carry no guarantee with respect to the payment of dividends, return on capital or the price at which those Shares and Options will trade on the ASX.

The Directors consider that an investment in the Company should be considered speculative due to:

(a) the recent volatility in publicly listed entities on world stock markets generally, and of mining and exploration companies in particular; and

(b) the speculative nature of oil and gas exploration and production activities.

While the Company plans to take prudent measures to safeguard from, or mitigate its exposure to these risks, many of the risks are outside of the Company's control.

There are a number of risk factors that investors should consider before deciding whether or not to invest in the Options and whether or not to exercise the Options. The principal risk factors include, but are not limited to, the following:

3.1 Security Investments

Applicants should be aware that there are risks associated with any securities investment. The prices at which the Shares and Options trade may be above or below the Offer Price or the Exercise Price (as the case may be), and may fluctuate in response to a number of factors.

Further, the stock market and in particular the market for oil and gas exploration companies has experienced extreme price and volume fluctuations that has often been unrelated or disproportionate to the operating performance of such companies. There can be no guarantee that these trading prices will be sustained. These factors may materially affect the market price of the Shares and Options, regardless of the Company's operational performance.

3.2 Share Market Conditions

The market price of the Shares and Options may fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in

general and resource stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

3.3 Exploration and Development Risks

Oil and Gas exploration and production are high risk enterprises, not always providing high rewards. In addition to the normal competition for prospective ground, and the high average costs of an economic discovery, factors such as demand for commodities, stock market fluctuations affecting access to new capital, sovereign risk, political and administrative upheavals, land access delays, equipment delays, environmental issues, operating hazards, labour disruption, cost overruns, unforseen events, project financing difficulties, foreign currency fluctuations and technical problems all affect the ability of a company to profit from any discovery.

The interpretation of geological, geophysical and engineering data on which a drilling prognosis is made is often on the basis of extrapolation from known data points such as existing wells or surface outcrop and may prove to be inaccurate.

There is no assurance that exploration and development of the Company's existing oil and gas interests, or any other projects that may be acquired in the future, will result in the discovery of a producing field or well. Even if an apparently viable discovery is made, there is no guarantee that it can be profitably exploited.

3.4 Resource Estimates

The volumes of discovered hydrocarbons and recovery factors are subject to great uncertainty, especially at the early stages of appraisal, and initial estimates of reserves may be proven incorrect by future seismic, appraisal, testing and production. Should the Company encounter hydrocarbons or formations different from those predicted by past drilling, seismic and similar examinations, resource estimates may have to be adjusted and development and production plans may have to be alered in a way which could adversely affect the Company's operations.

3.5 Title

The Company is involved in exploration in developing countries, some of which have an evolving legislative and legal environment. The reliability and enforceability of legal rights, including ownership of permits, may be difficult. Many of the tenements in which the Company has an interest will be subject to applications for renewal. The renewal of the term of each tenement is at the discretion of various authorities and governments within which the Company conducts exploration activities.

If a tenement is not renewed, the Company may suffer significant damage through loss of the opportunity to develop and discover oil and gas deposits on that tenement.

3.6 Native Title Risks

Some or all of the mining tenements held by the Company may be subject to native title claims in the future. Should a native title claim be lodged in respect to one of the Company's oil and gas tenements, it may have a material adverse effect on the Company's business and its financial condition and performance.

3.7 Policies and Legislation

Any material adverse changes in government policies or legislation affecting oil and gas exploration activities may affect the viability and profitability of the Company.

3.8 Joint Venture Parties, Contractors and Contractual Disputes

The Directors are unable to predict the risk of:

(c) financial failure or default by a participant in any joint venture to which the Company is, or may become, a party; or

(d) insolvency or other managerial failure by any of the Operators and contractors used by the Company in its exploration activities; or

(e) insolvency or other managerial failure by any of the other service provider used by the Company or its Operators for any activity.

3.9 Future Capital Needs and Additional Funding

The future capital requirements of the Company will depend on many factors including the results of any future exploration programs, and the ability to successfully exploit oil and gas discoveries.

Should the Company require additional funding there can be no assurance that additional financing will be available on acceptable terms, or at all. Any inability to obtain additional finance, if required, would have a material adverse effect on the Company's business and its financial condition and performance.

3.10 Operating Risks

By its nature, the business of oil and gas exploration and/or production, which the Directors intend the Company to undertake, contains risks. Prosperity depends on the successful exploration and/or acquisition of recoverable and economic reserves, design and construction of efficient processing facilities, competent operation and proficient marketing of the product.

Many of the Company's oil and gas assets are in a pre-development phase. As a result, the Company will be subject to all the risks inherent in the establishment of new operations. No assurances can be given to the level of viability that the Company's operations may achieve.

The operations of the Company, if and when it commences production, may be disrupted by a variety of risks and hazards which are beyond the control of the

Company, including environmental hazards, industrial accidents, technical failures, labour disputes, unusual or unexpected rock formations, formation damage, flooding and extended interruptions due to inclement or hazardous weather conditions, fire and explosions.

These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While the Company currently intends to maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that the Company will be able to obtain such insurance coverage at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

3.11 Commodity Price Volatility

Future earnings are likely to be closely related to the price of oil and gas and the terms of any sale agreements which the Company or its joint venturers enters into.

Oil and gas prices may fluctuate and are affected by numerous factors beyond the control of the Company. These factors include world demand, forward selling by producers, production cost levels in other producing regions and global conflict.

Moreover, oil and gas prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates, currency and exchange rate fluctuations, and global and regional demand for, and supply of, oil and gas as well as general global economic conditions. These factors may have an adverse effect on the Company's exploration, development and production activities, as well as on its ability to fund those activities.

3.12 Environmental Risks

The Company's oil and gas activities are subject to laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all oil and gas projects, a variety of environmental impacts exist. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with applicable laws.

3.13 Economic Risk

Changes in customer preference for alternative energy sources or the general economic climate in which the Company operates may adversely affect the financial performance of the Company. Factors which may contribute to that general economic climate include the level of direct and indirect competition against the Company, industrial disruption, the rate of global growth, interest rates and the rates of inflation.

3.14 Reliance on Key Personnel

The Company is reliant on a number of key employees, including Mr Michael Evans who is an Executive Director of the Company. The loss of one or more of its key personnel could have an adverse impact on the business of the Company.

There are currently no service agreements between the Company and any Director that requires the Director to remain a Director of the Company for any period of time.

3.15 Tax Reform

The United States and Australian Governments have indicated that they may introduce tax reforms, the introduction and scope of which is uncertain. Until the precise nature of reforms are determined, the Company is not able to give any assurance as to the impact on its operating and financial performance.

4 EFFECT OF THE ISSUE

4.1 Consolidated Pro-forma Balance Sheets

The Offer of the New Options has no material effect on the Company's Statement of Financial Position, as no shares will be issued until the New Options are exercised.

Set out below, for the purposes of illustration only, is a pro-forma balance sheet of the Company after taking account of the Offer and the Bonus Issue and assuming the Offer is fully subscribed. The Offer will, if fully subscribed, have the effect of increasing cash reserves by up to $100,000 after costs. The preliminary statement of financial position as at 30 June 2003 (unaudited) shown in the table below has been prepared on the basis of the accounting policies normally adopted by the Company and reflects the changes to its financial position on the assumption that the Offer is fully subscribed.

	2003 (unaudited)	Effect of Issue	Proforma
CURRENT ASSETS	$	$	$
Cash	1 996 423	100 000	2 096 423
Receivables	190 140		190 140
Other (prepaid wells)	80 276		80 276
Total Current Assets	2 266 839	100 000	2 366 839
NON CURRENT ASSETS			
Receivables	456		456
Investments	1 285		1 285
Property, plant and equipment	312 899		312 899
Oil and gas properties	8 876 164		8 876 164
Total Non-Current Assets	9 190 804		9 190 804
TOTAL ASSETS	$11 457 643	$100 000	$11 557 643
CURRENT LIABILITIES			
Accounts payable	168 765		168 765
Borrowings	16 440		16 440
Provisions	4 666		4 666
Total Current Liabilities	$189 871		$189 871

NON-CURRENT LIABILITIES			
Interest-bearing liabilities	673 293		673 293
Provisions	25 335		25 335
Total Non-Current Liabilities	698 628		698 628
TOTAL LIABILITIES	$888 499		$888 499
NET ASSETS	$10 569 144	$100 000	$10 669 144
EQUITY			
Contributed Equity	30 827 134	100 000	30 927 134
Reserves	(351 803)		(351 803)
Accumulated losses	(19 906 187)		(19 906 187)
TOTAL EQUITY	$10 569 144	$100 000	$10 669 144

4.2 Capital structure

As at the date of lodgement of this Prospectus, the issued capital of the Company is currently 158,432,861 Shares. In addition, as at the date of this Prospectus, the Company has the following options to acquire Shares in the Company on issue:

a) 20,000,000 quoted options exercisable at $0.07 (seven cents) if exercised on or before 31 July 2005, each option entitling the holder to acquire one Share.

If the Offer is fully subscribed, the principal effects of the Offer and the Bonus Issue on the Company will be to:

a) increase cash reserves by up $100,000 (after expenses of the Offer);

b) increase the number of New Options the Company has on issue by up to 59,470,510 respectively;

c) it is considered unlikely that any of the existing 20,000,000 July 2005 options will be exercised prior to the closing date, however if such options were exercised the number of issued Shares could increase by up to 20,000,000; and

d) If any of the 59,470,510 New Options to be issued pursuant to this Prospectus are exercised, the number of issued Shares would further increase by up to 59,470,510.

On the completion of this Issue and presuming all the New Options are allotted the share capital of the Company will be as set out in the table following. This assumes that none of the existing options are exercised prior to the allotment

		Number of Shares	Amount
Shares			
Issued Shares as at date of Prospectus		158,432,861	$30,827,134
New Options issued under this Prospectus		59,470,510	$130,882
Options	**Exercise Price**	**Number of options**	**Expiry Date**
Existing July 2005 options	$0.07	20,000,000	31 July 2005
New Options issued under this Prospectus	$0.07	59,470,510	31 July 2005

4.3 Market price of Shares and Options

The highest and lowest market sale prices of the Company's Shares on ASX during the 3 months immediately preceding the date of lodgment of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: 3.7 cents per share on 5 August 2003

Lowest: 2.6 cents per share on 12 June 2003

The latest available market sale price of the Company's Shares on ASX prior to the date of lodgment of this Prospectus with the ASIC was 3.7 cents per Share on 5 August 2003.

The highest and lowest market sale prices of the Company's July 2005 Options on ASX during the 3 months immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: 1.0 cents per option on 24 June 2003

Lowest: 0.5 cents per option on 5 August 2003

The latest available market sale price of the Company's July 2005 Options on ASX prior to the date of lodgement of this Prospectus with the ASIC was 0.5 cents per Option on 5 August 2003.

4.4 Dividend policy

The Shares issued upon exercise of the Options will rank pari passu in all respects (including dividend and bonus issues) with all existing Shares in the capital of the Company from the date of allotment and issue. The Directors are not able to say when and if dividends will be paid in the future, as the payment

of any dividends will depend on the future profitability, financial position and cash requirements of the Company.

5 ADDITIONAL INFORMATION

5.1 Terms and Conditions of New Options

The terms and conditions of the New Options to be issued pursuant to this Prospectus are as follows:

1. The options will expire on 31 July 2005 ("**Expiry Date**").

2. The exercise price of each option is 7 cents if exercised on or before 31 July 2005 ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares (see Section 5.2 for the rights attaching to Shares).

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.

5.2 Rights attaching to Shares

Should optionholders exercise their Options in accordance with Section 5.1, the Shares subsequently issued by the Company will rank equally in all respects with the Company's existing Shares.

The rights attaching to Shares arise from a combination of the Company's Constitution, statute and general law.

Copies of the Company's Constitution are available for inspection during business hours at the Company's registered office. The clauses of the Constitution contain the internal rules of the Company and define matters such as the rights, duties and powers of its Shareholders and Directors, including provisions to the following effect (when read in conjunction with the Corporations Act or Listing Rules):

i. Shares

The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the Directors, subject to the Corporations Act, ASX Listing Rules and any rights attached to any special class of shares.

ii. Transfer of Shares

The Company participates in the electronic share registration and transfer system known as CHESS operated by ASX under the Security Clearing House Business Rules. Accordingly, the Company will issue holding statements in lieu of share certificates. The Company will not charge any fee for registering a transfer of shares. The Directors may refuse to register a transfer of shares, or request SCH to apply a holding lock to prevent a proper SCH transfer, in the circumstances identified in the Constitution or as otherwise permitted or required under the Corporations Act or Listing Rules.

iii. Meetings of members

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by section 249D of the Corporations Act. The Constitution contains provisions prescribing the

content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 natural persons, each of whom is or represents different Shareholders who are eligible to vote.

The Company holds annual general meetings in accordance with the Corporations Act and the Listing Rules.

iv. Voting

Subject to any rights or restrictions for the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents.

On a poll each eligible member has one vote for each share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

v. Directors

Under the provisions of the Constitution, unless changed by the Company in general meeting, the minimum number of Directors is 3 and the maximum is 10. The existing Directors and the Company in general meeting may appoint a new Director to fill a casual vacancy or as an addition to the board. Any such Director must retire at the next following General Meeting under the Constitution, (at which meeting he or she may be eligible for election as a Director). No Director, other than the Managing Director, may hold office for longer than 3 years without submitting himself or herself for re-election at the next following Annual General Meeting.

The business of the Company is to be managed by or under the direction of the Directors. The Directors are not required by the Constitution to hold any shares in the Company.

vi. Dividends

Subject to any rights attaching to shares which may in the future be issued with special or preferred rights, the Directors may fix the amount, the time for payment and the method of payment of a dividend. Subject to any special rights attaching to shares (such as preference shares), dividends will be paid proportionately to the number of shares held by each member. The Company is not required to pay any interest on dividends.

vii. Officers: indemnities and insurance

Under the Constitution, to the extent permitted by law, the Company indemnifies every person who is or has been a Director or Secretary of the Company against a liability incurred by that person in his or her capacity as a Director or Secretary provided that the liability does not arise out of conduct involving his or her own dishonesty, negligence, lack of good faith or breach of duty. The Company may also pay the premiums on Directors and officers liability insurance.

viii. Winding Up

If on a winding up of the Company there remains a surplus, then under the Constitution and subject to any rights attaching to shares which may in the future be issued with special or preferred rights, all assets representing the surplus that may be legally distributed among Shareholders may be so distributed pursuant to the terms of a Special Resolution of the members.

5.3 Company is a disclosing entity

Disclosing entities are, pursuant to the Corporations Law, entitled to issue a prospectus satisfying the test set out in Section 713 of the Corporations Act where the securities offered by the prospectus are quoted ED securities in a class of securities that were quoted ED securities at all times in the 12 months before the issue of the prospectus. A short form prospectus is only required to contain information related to the issue of securities the subject of the prospectus. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure obligations now required of disclosing entities means that all this information should have previously been released to the market.

The Company is a "disclosing entity" for the purposes of Section 111AC of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations which require it to disclose to ASX in accordance with the requirements of the ASX Listing Rules (and subject to the exceptions in the Listing Rules) any information of which it is, or becomes, aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company. No information has been excluded from disclosure to the ASX by the Company under the exceptions to disclosure in the Listing Rules.

The New Options are options to acquire ordinary Shares in the Company being a class of shares that have been quoted ED securities at all times in the 12 months prior to the issue of the Prospectus.

The Company believes that it has complied with the general and specific requirements of the ASX (as applicable from time to time throughout the 12 months before the issue of the Prospectus) which requires the Company to notify the ASX of information about specified events or matters as they arise for the purpose of the ASX making that information available to the stock market conducted by the ASX.

Documents released by the Company in accordance with regular reporting and disclosure obligations include:

a) annual and half yearly financial reports accompanied by a Directors' declaration and report, and an independent audit or review report, lodged with the ASIC and ASX;

b) a Mining Exploration Entity Quarterly Report lodged with ASX; and

c) immediate notification to ASX of any information concerning the Company of which it is aware, or becomes aware, and which a reasonable person would expect to have a material effect on the share price or value of securities of the Company.

5.4 *Inspection and copies of documents*

Copies of documents lodged by the Company in connection with its reporting and disclosure obligations may be obtained from, or inspected at, an office of the ASIC or ASX. The Company will provide a copy of each of the following documents, free of charge, to any person who requests them prior to the Closing Date:

a) the audited annual financial report of the Company for the financial year ended 31 December 2002 (being the last annual financial report for a financial year to be lodged with ASIC or the ASX in relation to the Company before the issue of this Prospectus); and

b) any other continuous disclosure notices lodged by the Company with ASX in relation to the Company in the period starting after the lodgement of the last annual financial report, (being for the year ended 31 December 2002), and ending before the lodgement of this Prospectus with ASIC.

The documents listed on the following pages have been lodged by the Company by way of compliance with continuous disclosure obligations under the Listing Rules of the ASX to notify ASX of information relating to the Company from 27 March 2003 being the date of lodgement of the audited annual financial report (being for the financial year ended 31 December 2002) and before the lodgement of this Prospectus with the ASX:

Date Lodged	Subject of Announcement
27 March 2003	ASIC Annual Audited Accounts
03 April 2003	Banjo-1 Update
17 April 2003	Notice of AGM
24 April 2003	First Quarter Activities Report
24 April 2003	First Quarter Cash Flow Report
29 April 2003	Activity Update
20 May 2003	Activity Update
28 May 2003	Results of AGM
11 June 2003	Activity Update
24 June 2003	Update – Terry Ewing well
24 June 2003	Appendix 3B – New Option Issues
2 July 2003	Notice of General Meeting
22 July 2003	Second Quarter Activities Report
22 July 2003	Second Quarter Cash Flow Report
5 August 2003	Results of General Meeting
5 August 2003	Terry Ewing Well

The documents referred to in paragraphs (a), (b) and (c) above are not included in, and do not accompany, this Prospectus.

In addition, the following documents are available for inspection throughout the application period of this Prospectus during normal business hours at the registered office of the Company at Level 1, 87 Colin Street, West Perth, Western Australia:

(a) this Prospectus;

(b) the Company's Constitution; and

(c) the consents provided by the Directors to the issue of this Prospectus.

5.5 Directors' interests

Except as disclosed in this Prospectus, no Director or proposed Director, and no firm in which a Director or proposed Director is a partner:

a) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

b) has been paid or given or will be paid or given any amount or benefit to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her in connection with the formation or promotion of the Company or the Offer.

Each Director has indicated that he and his associates will not take up any entitlements they may have under the Offer. Under listing Rule 10.11 shareholders approval would have been required for a director or his associate to take up their entitlement under the Offer. No such shareholder approval is being sought.

Each Director and his associates will be issued New Options in accordance with the terms of the Bonus Issue in their capacities as shareholders. No shareholder approval is required for the issue of New options under the Bonus Issue.

Directors' interests in Company securities

No Director or proposed Director as at the date of this Prospectus has a relevant interest in any securities of the Company other than as set out below:

Name	Shares Beneficially owned (held directly or indirectly)	Shares Not beneficially owned (held by companies in which directors may have some voting and/or dispositive power)	Options Beneficially owned (held directly or indirectly)
M J Evans	1,459,500		
C L Cavness	150,000		
W R Grigor	5,171,628		

Remuneration of Directors

The Constitution provides that non-executive Directors may be paid for their services as Directors a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Directors in such proportion and manner as the Directors agree and, in default of agreement, equally. There are currently two non-executive Directors who each receives fees of $15,000 per annum.

Executive remuneration and other fees paid to Directors in each of the 2001 and 2002 financial years have been disclosed in the Annual Report of the Company for the year ended 31 December 2002.

5.6 Interests of other persons

Except as disclosed in this Prospectus, no stockbroker or underwriter to the Issue, promoter of the Company, or any other person named in this Prospectus as performing a function in a professional, advisory or other capacity:

a) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or the Offer; or

b) has been paid or given or will be paid or given any amount or benefit in connection with the formation or promotion of the Company or the Offer.

Advanced Share Registry Services Pty Ltd will be paid approximately $5,000.00 (including GST) in fees for professional services in connection with the Offer. In the past two years Advanced Share Registry Services Pty Ltd has been paid a total of $22,462 in fees for share registry services provided to the Company.

5.7 Expenses of Offer

The estimated expenses of the Bonus Issue and the Offer are as follows:

	$
ASIC lodgment fee	1,800.00
ASX quotation fee	8,684.00
Share registry expenses	5,000.00
Legal expenses	3,000.00
Printing, mailing and other expenses	10,000.00
Total	**$28,484.00**

5.8 Consents

The following consents have been given in accordance with the Corporations Act and have not been withdrawn as at the date of lodgment of this Prospectus with the ASIC:

Advanced Share Registry Services Pty Ltd has given, and has not withdrawn, its written consent to be named in this prospectus as share registry. Advanced Share Registry Services has not authorised or caused the issue of this Prospectus or the making of the Offer. Advanced Share Registry Services makes no representation regarding, and to the extent permitted by law excludes any responsibility for, any statements in or omissions from any part of this Prospectus.

5.9 Directors' statement

The Directors state that they have made all reasonable enquiries and have reasonable grounds to believe that all statements made by the Company in this Prospectus are true and not misleading and that, in respect of any other statements made in this Prospectus by persons other than the Directors, the Directors have made reasonable enquiries and have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons having given their consent to the inclusion of such statement or statements in this Prospectus and not having withdrawn that consent, before lodgment of this Prospectus with the ASIC or, to the Directors' knowledge, before any issue of securities pursuant to this Prospectus.

This Prospectus is prepared on the basis that:

a) certain matters may be reasonably expected to be known to professional advisers of any kind with whom applicants may reasonably be expected to consult; and

b) information is known to applicants or their professional advisers by virtue of any acts or laws of Western Australia or the Commonwealth of Australia.

Each Director has consented to the lodgment of this Prospectus with ASIC and has not withdrawn that consent.

6. GLOSSARY OF TERMS

These definitions are provided to assist persons in understanding some of the expressions used in this Prospectus.

"Acceptance"	A valid application for Shares and Options made pursuant to this Prospectus on an Acceptance Form.
"Applicant"	A person who submits an Acceptance Form.
"Application Monies"	Application monies for Shares and Options received by the Company.
"ASIC"	Australian Securities and Investments Commission.
"ASTC"	ASX Settlement and Transfer Corporation Pty Ltd ACN: 008 504 532.
"ASX"	Australian Stock Exchange Limited ACN 008 129 164.
"Board"	The directors of the Company meeting as a board.
"Bonus Issue"	The issue of New Options to Shareholders on a pro rata basis made under this Prospectus.
"Business Day"	Monday to Friday inclusive, other than a day that ASX declares is not a business day.
"CHESS"	ASX Clearing House Electronic Subregistry System.
"Closing Date"	10 September 2003 or such later date as the Directors may determine.
"Company"	First Australian Resources Limited ABN 41 009 117 293.
"Constitution"	The constitution of the Company as at the date of this Prospectus.
"Corporations Act"	The Corporations Act
"Directors"	The Directors of the Company as at the date of this Prospectus.
Entitlement and Acceptance Form" or "Form"	The entitlement and acceptance form attached to this Prospectus
"Exercise Price"	The exercise price of the Options, being 7 cents per Option if exercised on or before 31 July 2005.
"Existing Optionholders"	Means holders of 31 July 2003 Options at the Record Date
"Expiry Date"	The expiry date of the Options, being 31 July 2005.
"Financial Report"	The financial report of the Company within the meaning of the Corporations Act.
"Offer"	The offer of New Options to Existing Optionholders pursuant to this Prospectus by the Company.

"Issuer Sponsored"	Securities issued by an issuer that are held in uncertificated form without the holder entering into a sponsorship agreement with a broker or without the holder being admitted as an institutional participant in CHESS.
"Listing Rules"	The Listing Rules of ASX.
"New Option"	Means an Option granted by the Company pursuant to this Prospectus to Existing Shareholders and Existing Optionholders in the Company as at the Record Date.
"Offer Price"	$0.003 per New Option.
"Official List"	The official list of ASX.
"Official Quotation"	Quotation of Securities on the Official List.
"Option or Options"	An option to subscribe for one Share exercisable at 7 cents per Option if exercised on or before 31 July 2005 and otherwise on the terms contained in Section 5.1.
"Optionholders"	Holders of Options.
"Prospectus"	This prospectus dated 5 August 2003
"Relevant Company"	The Company and each subsidiary of the Company.
"Section"	A section of this Prospectus.
"SCH"	Securities Clearing House.
"Shareholders"	Holders of Shares at the Record Date.
"Shares"	Ordinary fully paid shares in the capital of the Company.
"$"	Australian dollars.
"WST"	Western Standard Time, being the time in Perth, Western Australia.

Signed on behalf of First Australian Resources Limited by:

____

Michael John Evans
Director
First Australian Resources Limited

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT SHOULD BE READ IN ITS ENTIRETY. IF YOU ARE IN DOUBT AS TO WHAT ACTION TO TAKE YOU SHOULD CONSULT YOUR STOCKBROKER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

FIRST AUSTRALIAN RESOURCES LIMITED (A.B.N 41 009-117-293)

REGISTERED OFFICE: Level 1, 87 Colin Street, West Perth, Western Australia 6005
SHARE REGISTRY: Advanced Share Registry Services, Level 7, 200 Adelaide Terrace, Perth, Western Australia 6000

ENTITLEMENT AND ACCEPTANCE FORM

NON-RENOUNCEABLE ISSUE CLOSING 5.00 PM WESTERN STANDARD TIME ON 10 SEPTEMBER 2003

HIN/SRN	:
Form Number	:
Securities Sub Register	:
31 July 2003 Options Held at31 July 2003	:
Entitlement to New Options @ $0.003	:
Amount Payable for Full Entitlement	: $

NON-RENOUNCEABLE RIGHTS ISSUE OF APPROXIMATELY 43,627,224 OPTIONS ON THE BASIS OF 1 NEW OPTION OFFERED FOR EVERY 31 JULY 2003 OPTION HELD AS AT 5.00 PM 31 JULY 2003 AT AN ISSUE PRICE OF $0.003 CENTS PER OPTION.

To the Directors,
FIRST AUSTRALIAN RESOURCES LIMITED
I/We do hereby accept:

PLEASE COMPLETE

TOTAL NUMBER OF OPTIONS ACCEPTED	AMOUNT ENCLOSED (AT $0.003 CENTS PER OPTION)	CONTACT TELEPHONE NUMBER

of my/our entitlement to subscribe for the above mentioned New Options

CHEQUE DETAILS	DRAWER	BANK	BRANCH	AMOUNT

I/We hereby authorise you to place my/our name(s) on the register of Optionholders in respect of the number of New Options issued to me/us.
I/We agree to be bound by the Constitution of the Company.
I/We acknowledge that the return of this form with the required remittance will constitute acceptance of the New Options and without communication of such acceptance to me/us.
I/We enclose my/our cheque payable to FIRST AUSTRALIAN RESOURCES LIMITED for the amount shown above being payment at the rate of $0.003 cents per Option.

THIS FORM DOES NOT REQUIRE SIGNATURE UNLESS YOU WISH TO ADVISE CHANGE OF ADDRESS

CHANGE OF ADDRESS: If your address is different to that shown overleaf and you are an Issuer Sponsored Holder, please advise new details below. Broker sponsored holders must direct their change of address to the sponsoring broker.

* **Signature(s)**: This advice is to be signed by the holder of the Options. All joint holders must sign. A Company advice is to be signed by two authorised officers, stating their position, as per the Company's Constitution or Replaceable Rules. If Sole Director/Secretary, please state this when signing. If signed under Power of Attorney, a Certified Copy of the relevant Power of Attorney document must be exhibited to the Registry. The Attorney declares that he/she has had no notice of revocation of the Power of Attorney.

NEW ADDRESS	SIGNATURE *

THE ACCEPTANCE FORM WITH PAYMENT IN FULL MUST BE RECEIVED BY THE SHARE REGISTRY NO LATER THAN 5.00 PM WESTERN STANDARD TIME ON 10 SEPTEMBER 2003. THIS FORM WILL NOT BE VALID IF ANOTHER NAME IS SUBSTITUTED FOR THE NAME PRINTED ON THE FORM.

PLEASE REFER TO INSTRUCTIONS OVERLEAF.

INSTRUCTIONS FOR HANDLING ENTITLEMENT AND ACCEPTANCE FORM

PLEASE READ THESE INSTRUCTIONS CAREFULLY. YOUR ENTITLEMENT IN THIS ISSUE IS VALUABLE. ENQUIRIES SHOULD BE DIRECTED TO THE COMPANY SECRETARY - Telephone: (08) 9322-3939 Fax: (08) 9322-5116.

1. If you wish to take up your Entitlement in full

If you are taking up your Entitlement in full, please complete this form overleaf, attach your cheque made payable to 'FIRST AUSTRALIAN RESOURCES LIMITED" for the amount payable in Australian currency as stated overleaf and forward it so as to reach Advanced Share Registry Services, PO Box 6283, East Perth, Western Australia 6892 or Level 7, 200 Adelaide Terrace, Perth Western Australia, 6000, by no later than 5.00 pm Perth time on 10 September 2003. This form is not to be used to take up of New Options in excess of the number to which you are entitled as set out overleaf.

2. If you wish to take up your Entitlement in part

If you wish to take up part of your Entitlement attach your cheque made payable to "FIRST AUSTRALIAN RESOURCES LIMITED" for the amount payable in Australian currency for that part of your Entitlement which you wish to accept and forward it so as to reach Advanced Share Registry Services, PO Box 6283, East Perth, Western Australia 6892 or Level 7, 200 Adelaide Terrace, Perth Western Australia, 6000, by no later than 5.00 pm Perth time on 10 September 2003. This form is not to be used to take up of New Options in excess of the number to which you are entitled as set out overleaf.

3. Payment

Payment must be made in Australian currency and cheques should be made payable to "FIRST AUSTRALIAN RESOURCES LIMITED" and crossed "Not Negotiable". Receipts for payments will not be issued.

4. Entitlement not taken up

If you decide not to take up all or part Entitlements to New Options these will be allotted at the discretion of the Underwriter and you will receive no benefit from the Issue. It is therefore important that you take action to take up your Entitlement in accordance with the above instructions.

THE ISSUE CLOSES 5.00 PM W.S.T 10 September 2003